Exhibit 4.28

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT
THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.
REDACTED INFORMATION IS INDICATED BY [***].

AGREEMENT FOR THE SALE AND PURCHASE OF THE ENTIRE ISSUED SHARE CAPITAL OF

FREELINE THERAPEUTICS GMBH

1. FREELINE THERAPEUTICS LIMITED

2. ASCEND GENE AND CELL THERAPIES LTD

3. FREELINE THERAPEUTICS HOLDINGS PLC

Cooley (UK) LLP, 22 Bishopsgate, London, EC2N 4BQ, UK
T: +44 (0) 20 7583 4055 F: +44 (0) 20 7785 9355 www.cooley.com

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Contents

Clause Page

1.	DEFINITIONS AND INTERPRETATION	1
2.	CONDITION PRECEDENT	10
3.	AGREEMENT FOR SALE OF SHARES AND IP	12
4.	CONSIDERATION	12
5.	PERIOD BEFORE COMPLETION	13
6.	TERMINATION	14
7.	COMPLETION	15
8.	COMPLETION ACCOUNTS AND ADJUSTMENT TO THE AMOUNT PAID AT COMPLETION	16
9.	BORROWINGS	16
10.	RELEASE OF ASSURANCES / SELLER’S GROUP GUARANTEES	16
11.	WARRANTIES	17
12.	OVERTIME PAYMENTS INDEMNITY	18
13.	INTELLECTUAL PROPERTY INDEMNITIES	18
15.	TAXATION	21
16.	PROTECTION OF THE INTERESTS OF THE BUYER	21
17.	SELLER’S GUARANTOR	23
18.	PAYMENTS	23
19.	FURTHER SELLER ASSURANCE	24
20.	FURTHER BUYER OBLIGATIONS	24
21.	ASSIGNMENT	25
22.	ANNOUNCEMENTS	25
23.	CONFIDENTIALITY	26
24.	COSTS	28
25.	NOTICES	29
26.	THIRD PARTY RIGHTS	30
27.	WAIVER	30
28.	SEVERANCE	30
29.	CUMULATIVE RIGHTS	31
30.	NO MERGER	31
31.	COUNTERPARTS	31
32.	ENTIRE AGREEMENT AND FRAUD	31
33.	APPLICABLE LAW AND JURISDICTION	31
Schedule 1 DETAILS OF THE COMPANY		33
Schedule 2 CONDUCT OF BUSINESS between signing and Completion		34
Schedule 3 Completion Obligations		36
Schedule 4 Warranties		38
Part 1 – Title and Capacity		38
Part 2 – General		39

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Contents
(continued)

Clause Page

Agreed Form Documents

German Share Transfer Deed

Minutes of the Buyer

Minutes of the Seller

IT Side Letter

Transitional Services Agreement

IP Assignment and License Agreement

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THIS AGREEMENT is made on 11 November 2022

BETWEEN:

(1) FREELINE THERAPEUTICS LIMITED, a company incorporated in England (registered number 09500073) whose registered office is at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Herts, England, SG1 2FX (“Seller”);

(2) ASCEND GENE AND CELL THERAPIES LTD, a company incorporated in England (registered number 13471083) whose registered office is at 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT, (“Buyer”); and

(3) FREELINE THERAPEUTICS HOLDINGS PLC, a company incorporated in England (registered number 12546479) whose registered office is at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, United Kingdom, SG1 2FX, as the Seller’s guarantor (“Seller’s Guarantor”),

(each a “Party” and collectively, the “Parties”).

RECITALS:

(A) The Company is a private company limited by shares. Further details about the Company are set out in Schedule 1.

(B) The Seller wishes to sell and assign, and the Buyer wishes to buy and acquire, all of the issued share capital of the Company on the terms of this Agreement. On the date of Completion of this Agreement, the Seller and the Buyer intend to enter into certain ancillary agreements, in particular a (i) Transitional Services Agreement, under which the Buyer, via the Company, shall provide certain services to the Seller following Completion, (ii) an IP Assignment and License Agreement, under which, inter alia, the Seller shall assign and licence certain IP rights relating to the business of the Company to the Buyer.

(C) On the Signing Date (as defined below) the Seller and the Buyer intend to enter into the IT Side Letter.

(D) The Seller’s Guarantor is willing to guarantee the obligations of the Seller under the Transaction Documents (as defined below) subject to the terms of this Agreement.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, the following words and expressions shall have the following meanings:

“Accounts” means the annual accounts of the Company for the financial year ended on the Accounts Date;

“Accounts Date” means 31 December 2021;

“Agreed Form Announcement” has the meaning given in clause 22.2(b);

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“Assigned Rights” has the meaning set out in the IP Assignment and Licence Agreement;

“Assurance” means any indemnity, guarantee or similar commitment;

“AWV” means the German Foreign Trade Ordinance (Außenwirtschaftsverordnung);

“BMWi” has the meaning given in clause 2.1;

“Borrowings” means, in relation to the Company, financial indebtedness and amounts in the nature of financial indebtedness, owed by the Company (whether or not that payment is due in respect thereof at or before Completion) in the following categories:

(a) borrowings from, and debit balances at, banks or other financial institutions;

(b) indebtedness under bonds, notes, debentures, loan stock, or any similar instrument;

(c) indebtedness under any finance or capital lease;

(d) the amount of any obligation under any Assurance given in respect of any obligation of any other person of any kind referred to above in this definition;

(e) interest (or similar amounts) accrued in respect of the matters referred to above in this definition, including any increased amount of interest (or similar) payable by reference to any obligation to withhold Tax;

(f) any premium, fees, costs and expenses (including prepayment fees, penalties and break costs) paid or payable in connection with the termination, release, discharge or repayment of facilities, borrowings or other indebtedness referred to above in this definition; and

but excluding the Shareholder Loan and excluding any obligations under or in connection with the lease agreements of the Company for the Leasehold Properties to provide securities to the respective landlord (including, but not limited to, any requirements to provide a letter of credit to a bank with respect to a required bank guarantee), and references in this Agreement to “repayment” of any Borrowings shall mean the taking of any action necessary to eliminate the liability of that person for such financial indebtedness or amounts in the nature of financial indebtedness, and any related words or phrases shall be construed accordingly;

“Business Day” means a day that is not a Saturday or Sunday or a public holiday in England or Germany;

“Buyer” has the meaning given in the introduction of this Agreement;

“Buyer Deal Team” shall comprise of [***];

“Buyer Indemnified Parties” has the meaning given in clause 13.1;

“Buyer's Group” means the Buyer and its group undertakings at the relevant time;

“Buyer's Solicitors” means Cooley (UK) LLP;

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“Cash” has the meaning given in Part 1 of Schedule 8;

“CDMO Services” means the provision to a third party of services, whether for charge or not, that relate to the development (including but not limited to the discovery, identification, technical design, analytical or process or other manufacturing-related development) or manufacturing of pharmaceutical products or product candidates under development; excluding for the avoidance of doubt the conduct of preclinical or clinical testing of pharmaceutical product candidates;

“Clearance Certificate” has the meaning given in clause 2.1;

“Companies Act” means the Companies Act, 2006;

“Company” means Freeline Therapeutics GmbH, a German limited liability company registered in the commercial register of Munich under number HRB 218160;

“Company Processor” has the meaning given in paragraph 1 of Part 11 of Schedule 4;

“Competition Law” means all applicable competition, state aid, antitrust or merger control laws in any jurisdiction in which the Company has material assets or carries on business or where its activities may have an effect;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with this Agreement;

“Completion Accounts” has the meaning given in Part 1 of Schedule 8;

“Completion Cash” has the meaning given in Part 1 of Schedule 8;

“Completion Date” has the meaning set out in clause 7.1;

“Completion Debt” has the meaning given in Part 1 of Schedule 8;

“Completion Statement” has the meaning given in Part 1 of Schedule 8;

“Completion Working Capital” has the meaning given in Part 1 of Schedule 8;

“Condition Precedent” has the meaning given in clause 2.1;

“Confidential Information” has the meaning given in clause 23.1;

“Data Room” means the electronic data room hosted by [***], named [***];

“Disclosed” has the meaning set out in clause 11.2;

“Disclosing Party” has the meaning given in clause 23.2;

“Disclosure Documents” means the documents listed in the index of documents attached to the Disclosure Letter;

“Disclosure Letter” means the disclosure letter in the Agreed Form from the Seller to the Buyer, dated on the date of this Agreement;

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“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, retention of title arrangement or other third party right, interest or claim of any kind or any agreement or commitment to create or give any of the foregoing;

“Estimated Completion Cash” means the Seller's estimate of the Completion Cash, as set out in the notice given by the Seller under clause 5.4;

“Estimated Completion Debt” means the Seller's estimate of the Completion Debt, as set out in the notice given by the Seller under clause 5.4;

“Estimated Completion Working Capital” means the Seller's estimate of the Completion Working Capital, as set out in the notice given by the Seller under clause 5.4;

“Exchange Rate” means with respect to the conversion of a particular currency into another currency on a particular date (and where that date is not a Business Day, then the previous Business Day to that particular date shall be the relevant reference date), the closing mid-point spot rate for conversion of the first currency into that other currency as set out in the London edition of the Financial Times containing exchange rates applicable to the relevant Business Day;

“Estimated Shareholder Loan” means the Seller’s estimate of the Shareholder Loan, as set out in the notice given by the Seller under clause 5.4;

“Excluded Assets” has the meaning given in Part 1 of Schedule 8;

“Extended Longstop Date” has the meaning given in clause 2.4;

“Final Determination” has the meaning given to it in Part 5 of Schedule 5;

“General Warranties” means all Warranties, other than the Title and Capacity Warranties, the Tax Warranties and the IP Warranties;

“General Warranty Claim” means a claim for breach of any of the General Warranties;

“German GAAP” means the German generally accepted accounting principles (GAAP) under the HGB as in effect on the date of preparation of the respective accounting document in question;

“German Investment Screening Laws” means the Foreign Trade and Payments Act (Außenwirtschaftsgesetz) and the Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung) of the Federal Republic of Germany;

“German Share Transfer Deed” means the local transfer deed by which the assignment and transfer of the Sale Shares from the Seller to the Buyer shall be effected;

“Group” means the Buyer's Group or the Seller's Group, as the context requires;

“Guaranteed Obligations” means all present and future obligations and liabilities of the Seller under the Transaction Documents or arising from any termination of the Transaction Documents including all money and liabilities of any nature from time to time due, owing or

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incurred by the Seller under the Transaction Documents or arising from any termination of the Transaction Documents;

“HGB” means the German Commercial Code (Handelsgesetzbuch, HGB);

“IFRS” means International Financial Reporting Standards International Accounting Standards and interpretations of those standards issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee and their predecessor bodies as applied in Germany;

“Indemnitee” has the meaning given in clause 13.3(a);

“Indemnitor” has the meaning given in clause 13.3(a);

“IP Assignment and Licence Agreement” means the IP assignment and licence agreement, in agreed form as appended to this Agreement and to be entered into between the Buyer and the Seller, on the Completion Date;

“IP Purchase Price” has the meaning given in clause 4.1;

“IP Warranty” means a statement contained in Part 10 of Schedule 4, and “IP Warranties” means all such statements;

“IP Warranty Claim” means a claim for breach of any IP Warranty;

“IT Side Letter” means the side letter pertaining to the IT systems and services of he Company om the Agreed Form, dated on the date of this Agreement;

“Key Persons” means each of [***];

“Leasehold Properties” means the leasehold properties demised by the Leases;

“Leases” means the leases listed in Schedule 6;

“Longstop Date” means 3 months from the date of this Agreement;

“Losses” means in relation to any matter, all liabilities, losses, claims, costs, fees and expenses relating to that matter;

“Management Accounts” means the unaudited management accounts of the Company comprising a balance sheet as at the Management Accounts Date and a profit and loss account (for the period which began on the Accounts Date and ended on the Management Accounts Date);

“Management Accounts Date” means 30 September 2022;

“Material Adverse Change” means any fact, matter, event, circumstance, condition or change arising and occurring after the Signing Date and prior to Completion outside the ordinary course of the Company’s business which materially and adversely affects the business, operations, assets, liabilities, financial condition or operating results of the Company but excluding any of the foregoing

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(a) if the adverse effect on the Company from a monetary / financial perspective amounts to less than €[***]; and/or

(b) arising out of, resulting from, or attributable to:

(i) changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions including the (re-)occurrence / worsening of a COVID-19 epidemic and natural disasters, acts of war or terrorism or similar force majeure events;

(ii) changes in conditions generally affecting the industries in which the Company operates;

(iii) any matter Disclosed;

(iv) the announcement of the Transaction or the change in control of the Company as a result of this Agreement, unless as a result of breach of obligations of the Company, it being understood, for the avoidance of doubt that the departure of any employees of the Company shall not constitute a Material Adverse Change;

"Notified Claim" means the Tax Demand(s) in respect of the Transfer Pricing Audits;

“Original Sum” has the meaning given in clause 18.4(b);

“Party / Parties” has the meaning given in the introduction of this Agreement;

"Pre‑Contractual Statement" means any representation, statement, assurance, covenant, undertaking, warranty, indemnity, guarantee or commitment (whether contractual or otherwise) made or given before the date of this Agreement.

“Properties” means the Freehold Properties and the Leasehold Properties and a reference to a “Property” is a reference to any one of them;

“Purchase Price” has the meaning given to it in Clause 4.2;

“Receiving Party” has the meaning given to it in clause 23.2;

“Relief” has the meaning given in Part 1 of Schedule 5;

“Repeated Warranties” means the Title and Capacity Warranties and the IP Warranties, excluding the specific parts of such Title and Capacity and IP Warranties which are given to the Seller’s Knowledge;

“Retention” means the amount in US Dollars equal to €[***] (determined using the Exchange Rate at the Completion Date);

“Sale Shares” means all the issued shares in the capital of the Company at Completion;

“Security Breach” means any security breach, or any similar or equivalent comprise or event, which leads, or is likely to lead, to the unintended, accidental or unlawful destruction, loss,

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alteration, unauthorised disclosure of, or access to, any: (i) Personal Data or confidential information; and/or (ii) any Information Technology (including the Internal Systems), databases, software or technology, owned or operated by or on behalf of Company, or any portion of any of the foregoing, including (in each case) any and all data (including Personal Data), content, media, information (including confidential information) or software stored therein or controlled or accessed thereby;

“Seller” has the meaning given in the introduction of this Agreement;

“Seller Indemnified Parties” has the meaning given in clause 13.2;

“Seller's Group” means the Seller and its group undertakings at any relevant time;

“Seller’s Group Awards” has the meaning given in Part 4 of Schedule 5;

“Seller’s Group Guarantees” means:

(a) the letter of credit in the amount of €[***] granted by the Seller for the benefit of Commerzbank AG with respect to the guarantee (Bankbürgschaft) provided by Commerzbank AG to the landlord of the office premises of the Company at Fraunhoferstrasse 9a/b, 82152 Martinsried dated 17. September 2019 and such guarantee increased by Amendment No. 1 thereto dated 6 October 2020.

(b) Letter of comfort (Patronatserklärung) dated 14 August 2019 for the benefit of the landlord of the Company’s lease premises at Fraunhoferstraße 9a/b, 82152 Martinsried.

(c) Letter of comfort (Patronatserklärung) dated 19 October 2017 for the benefit of the landlord of the Company’s lease premises at Semmelweissstraße 3, 82152 Planegg.

(d) Letter of credit dated 24 October 2022 to Seller for the benefit of Deutsche Bank AG with respect to the Company’s lease property Semmelweissstraße in the amount of USD [***].

(e) General letter of comfort issued by the Seller for the benefit of the Company dated 23 August 2022 (issued in connection with the statutory audit of the company for financial year ending 31 December 2021)

“Seller’s Guarantor” has the meaning given in the introduction of this Agreement;

“Seller’s Knowledge” means matters within the actual knowledge, as of the Signing Date, of [***] after:

(a) due inquiry with [***];

(b) in respect of the Warranties given at Part 11 of Schedule 4 (Information Technology and Data Protection) only, due inquiry also with [***].

“Seller's Solicitors” means DLA Piper;

“Share Purchase Price” has the meaning given in clause 4.2;

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“Shareholder Loan” means the loan receivable by the Seller against the Company under the Shareholder Loan Agreement in the principal amount outstanding as per Completion;

“Shareholder Loan Agreement” means the agreement between the Seller and the Company relating to the Shareholder Loan, dated 12 August 2015 and as subsequently amended.

“Signing Date” means the date of the signing of this Agreement;

“Software” means computer programs and systems, whether embodied in software, firmware or otherwise, (whether in, e.g., source code, object code, executable code or human readable form).

“Surviving Provisions” means clauses, 20 to 29, 31, 32 and 33;

“Target Working Capital” means [***] being the amount agreed by the Parties to be the target working capital of the Company at Completion;

“Tax” or “Taxation” has the meaning given in Part 1 of Schedule 5;

“Tax Authority” has the meaning given in Part 1 of Schedule 5;

“Tax Claim” means a claim under the Tax Covenant or a Tax Warranty Claim;

“Tax Covenant” means the tax covenants given in favour of the Buyer set out in Part 3 and paragraph 1 of Part 4 of Schedule 5;

“Tax Warranties” means the warranties given pursuant to clause 11.1 and set out in Part 2 of Schedule 5 and a reference to “Tax Warranty” shall be construed accordingly;

“Tax Warranty Claim” means a claim for breach of any of the Tax Warranties;

“Third Party IP Claim” has the meaning given in clause 13.1;

“Title and Capacity Warranties” means the Warranties set out in Part 1 of Schedule 4;

“Title and Capacity Warranty Claim” means a claim for breach of any of the Title and Capacity Warranties;

“Transaction” means the entering into the Transaction Documents;

“Transaction Documents” means this Agreement, the IP Assignment and Licence Agreement and the Transitional Services Agreement;

“Transferred IP” means the Assigned Rights and the IP Licenses;

“Transfer Pricing” means any legislation, other law or regulation in respect of transfer pricing or similar principles, including laws regarding intra-group transactions or arrangements with related persons being required to be treated as being made or entered into on arm’s length terms for Tax purposes and those requiring processes by which prices and terms have been arrived at have been documented (in particular, the rules pursuant to sections 1, 1a and 16 of the German Foreign Transactions Tax Act (Außensteuergesetz), sections 90 and 162 of the

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German Tax Act (Abgabenordnung) and section 8 (3) sentence 2 of the German Corporate Income Tax Act (Körperschaftsteuergesetz) and related decrees and circulars announced by the German Tax Authorities);

“Transfer Pricing Audits” means the audit(s) being conducted by the German Tax Authority in respect of Transfer Pricing matters in respect of the financial years of the Company ended 31 December 2017, 2018 and 2019;

“Transitional Services Agreement” means the transitional services agreement, in agreed form, as appended to this Agreement and to be entered into between the Buyer and the Seller, on the Completion Date;

“VAT” means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in subsection (a) above, or imposed elsewhere;

“Warranties” means the warranties given pursuant to clause 11.1 and set out in Schedule 4, and the Tax Warranties, and a reference to “Warranty” shall be construed accordingly; and

“Warranty Claim” means a claim for breach of any of the Warranties other than a Tax Warranty.

1.2 In this Agreement, unless the context requires otherwise, or otherwise stated:

(a) use of the singular includes the plural and vice versa, and use of any gender includes the other genders;

(b) a reference to any specific legislation includes a reference to that legislation as re-enacted, consolidated, replaced or amended; any previous legislation of which it is a re-enactment, consolidation, replacement or amendment; and any subordinate legislation made under any of the same (and “legislation” in this clause 1.2(b) includes any statute, statutory provision, regulation, rule or subordinate legislation); and

(c) “undertaking” shall have the meaning given in section 1161 of the Companies Act save that for the purposes of this Agreement, an undertaking shall include a limited liability partnership.

(d) any reference to the Parties or a recital, clause or Schedule is to the Parties (and permitted assignees) or the relevant recital, clause or schedule of or to this Agreement;

(e) any reference in a schedule to a part or a paragraph is to a part or a paragraph of that schedule or, where relevant, to a paragraph of that part of that schedule;

(f) any reference to a “person” includes an individual, firm, partnership, body corporate, corporation, association, organisation, government, state, foundation and trust, in each case whether or not having separate legal personality;

(g) any reference to a company's “annual accounts” shall mean its annual accounts and reports within the meaning of section 264 HGB and shall include the notes to those accounts;

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(h) “financial year” shall be the calendar year;

(i) “group undertaking” and “subsidiary undertaking” shall have the respective meanings given in section 1161(5) and section 1162 of the Companies Act, save that for the purposes of this Agreement, an undertaking shall be treated as a member of another undertaking if any of the shares in that other undertaking are registered in the name of another person (or its nominee) as security (or in connection with the taking of security) from the first undertaking or any of that first undertaking's subsidiary undertakings;

(j) “to the extent that” means “if and to the extent that”;

(k) any reference to an English legal term or concept, or any court, official, governmental or administrative authority or agency in England, includes in respect of any jurisdiction other than England a reference to whatever most closely approximates to it in that jurisdiction;

(l) the clause, Schedule and paragraph headings are included for convenience only and shall not affect the interpretation of this Agreement;

(m) the schedules and recitals form part of this Agreement and shall have effect as if set out in full in the body of this Agreement and any reference to this Agreement includes the schedules and recitals;

(n) any reference in this Agreement to a document being “in the Agreed Form” means a document in a form agreed by the Parties before the signing of this Agreement and either entered into on the date of this Agreement by the relevant Parties or initialled by the Parties (or on their behalf) and where that document is not entered into on the date of this Agreement, with such amendments as the Parties may subsequently agree; and

(o) the words “other”, “including”, “includes”, “include”, “in particular” and any similar words shall not limit the general effect of words that precede or follow them and the ejusdem generis rule shall not apply.

2. CONDITION PRECEDENT

2.1 Completion is conditional on the satisfaction of the following condition (“Condition Precedent”) that the acquisition of the Sale Shares is not restricted pursuant to sec. 4 para. 1 and 2 no. 4, sec. 5 para. 2 German Foreign Trade Act (Außenwirtschaftsgesetz – AWG) in conjunction with sec. 59 para. 1 AWV. This condition shall be deemed satisfied, if the German Federal Ministry for Economic Affairs and Climate Action (“BMWi”):

(a) has issued a clearance certificate (Unbedenklichkeitsbescheinigung) pursuant to sec. 58 AWV and/or a foreign investment control approval (Freigabe) (“Clearance Certificate”); or

(b) has within two months after receipt of a due application for a Clearance Certificate neither issued such Clearance Certificate nor initiated formal investigations pursuant to sec. 55 para. 1 AWV; or

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(c) has, in the event of formal investigations pursuant to sec. 55 para. 1 AWV, failed to prohibit the transaction or to impose any orders (Anordnungen) on the Buyer, in either case within the time period specified in sec. 59 para. 1 AWV.

2.2 The Buyer shall be responsible for and shall use all reasonable endeavours to ensure that the Condition Precedent is satisfied as soon as possible. The Buyer shall be obligated to file the application for a clearance certificate and/or foreign investment control approval 10 (ten) Business Days after Signing of this Agreement, at the latest. Any filings and notifications required to be made in that regard shall be made by the Buyer. The Seller shall use all reasonable endeavours to cooperate with the Buyer in the preparation of any filings and notifications and in particular provide the Buyer with the information on the Seller and the Company required for the preparation thereof. The Buyer shall keep the Seller promptly and fully informed as to the progress (including the completion) of the filing to the BMWi and shall give the Seller’s advisors the opportunity to attend all appropriate meetings with representatives of the BMWi (unless prohibited by applicable law or the BMWi). Any filings and notifications to the BMWi shall only be made after prior written consent of the Seller, such consent to be given promptly and not to be unreasonably withheld. The Buyer shall lead and make strategic decisions and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals or waivers that may be sought by or from the BMWi, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the completion of the Transaction contemplated by this Agreement in close cooperation with the Seller. Each Party shall use all their respective reasonable endeavours to notify the other Party, with appropriate supporting documentation, as soon as that Party becomes aware the Condition Precedent is satisfied or has become, or is likely to become, incapable of being satisfied.

2.3 The Buyer shall offer, consent to, and comply with, any obligations or conditions, commitments or other agreements required by the BMWi as a condition to the clearance of the Transaction contemplated hereby, unless this would cause an unreasonable material hardship for the Buyer with respect to the business of the Company and the business currently conducted by the Buyer and its group, taken as a whole. For the avoidance of doubt, under no circumstances will the Buyer be compelled to divest, dispose of, hold separately or license any portion of the business of the Buyer (including its affiliates) or the Company.

2.4 If the Condition Precedent is not satisfied on or before the Longstop Date (or such other date as may be agreed in writing between the Seller and the Buyer), the Seller may at its sole discretion and the Buyer may, unless in material non-compliance with any of its obligations under clauses 2.2 or 2.3, in each case by notice in writing to the other Party, postpone the Longstop Date by a period of up to 3 (three) months after the Longstop Date – (such postponed Longstop Date the “Extended Longstop Date”). If neither Party opts to postpone the Longstop Date or (ii) at the postponed Longstop Date, the Condition Precedent is still not satisfied in accordance with this Agreement, each Party, may at its sole discretion terminate this Agreement by notice in writing to the other Parties.

2.5 In the event of a termination under clause 2.4, clause 6.3 applies mutatis mutandis.

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3. AGREEMENT FOR SALE OF SHARES AND IP

3.1 The Seller agrees to sell, and the Buyer agrees to buy, the Sale Shares, free from all Encumbrances and with all rights attaching to them at Completion, including the right to receive all dividends and other distributions declared, made or paid after Completion. The transfer in rem of the Sale Shares shall occur separately on the basis of the German Share Transfer Deed on the Completion Date.

3.2 The Seller covenants that it has the right to sell the Sale Shares on the terms of this Agreement.

3.3 The Seller agrees to sell, and the Buyer agrees to buy, the Transferred IP. The transfer in rem of the Transferred IP shall occur separately on the basis of the IP Assignment and License Agreement on the Completion Date.

4. CONSIDERATION

4.1 The purchase price for the Transferred IP (“IP Purchase Price”) shall be $ [***]

4.2 The purchase price for the Sale Shares (“Share Purchase Price”) shall be $ 25,000,000 (twenty-five million US dollars):

(a) plus the Completion Cash;

(b) minus the Completion Debt;

(c) plus the amount (if any) by which the Completion Working Capital exceeds the Target Working Capital or (as the case may be) minus the amount (if any) by which the Completion Working Capital is less than the Target Working Capital;

(d) minus the IP Purchase Price;

(e) minus the Shareholder Loan; and

(f) as adjusted by the provisions of Part 5 of Schedule 5 in respect of the Retention, which shall be paid (if at all) in accordance with the terms of that Schedule.

The IP Purchase Price and the Share Purchase Price together the “Purchase Price”.

4.3 The Purchase Price shall be paid in cash.

4.4 Immediately after Completion, the Buyer shall procure that the Company repays the Shareholder Loan to the Seller (see also Schedule 3, para. 3.3.).

4.5 Any amount paid by or on behalf of the Seller in respect of any claim for any breach of this Agreement or pursuant to any indemnity or undertaking to pay any amount under this Agreement shall, to the extent permitted by law, be deemed to reduce, the Purchase Price by, and be a repayment of, that amount.

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5. PERIOD BEFORE COMPLETION

5.1 The Seller shall ensure that during the period beginning on the signing of this Agreement and ending at Completion:

(a) the Company shall not, without the prior consent of the Buyer (not to be unreasonably withheld, delayed or conditioned), take any action set out in Schedule 2;

(b) to the extent permitted under Competition Law and the German Investment Screening Laws, and in all cases in compliance with applicable data protection laws, the Buyer receives advance notice of and is allowed to be present as an observer, through any duly authorised representative, at any meeting of the board of directors of the Company held during that period, if any; and

(c) to the extent permitted under Competition Law and the German Investment Screening Laws, and in all cases in compliance with applicable data protection laws, the Buyer and its agents and representatives are:

(i) given reasonable access during normal business hours to the key employees of the Company, including [***], and to the Properties upon reasonable prior written notice and accompanied by a representative of the Seller;

(ii) with the prior consent of the Seller (not to be unreasonably withheld delayed or conditioned) introduced to the suppliers and customers/clients of the Company;

(iii) subject to clause 22, given reasonable prior notice of any press release or other public announcement relating to the Company; and

(iv) it shall, and shall procure that the Company shall keep the Buyer fully and promptly informed in writing of the material progress, including all material developments, of the Transfer Pricing Audits and external costs and expenses incurred or payable in connection with such Transfer Pricing Audits and promptly provide copies of any material written correspondence that the Company receives or provides to the relevant Tax Authority in connection with the Transfer Pricing Audits (including, for the avoidance of doubt, any Final Determination), provided that where such correspondence contains confidential information of the Seller or the Seller’s Group (other than the Company), such confidential information shall first be redacted and copies of such redacted correspondence shall then be provided to the Buyer; and

(v) provided with reasonable additional information relating to the business and affairs of the Company as the Buyer may from time to time reasonably request.

5.2 During the period beginning on the signing of this Agreement and ending at Completion, the Seller shall not dispose of any interest in or otherwise grant an Encumbrance in respect of any of the Sale Shares.

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5.3 The Seller shall promptly notify the Buyer in writing of any matter which becomes known to it before Completion and which constitutes, a breach of the previous provisions of this clause, a breach of any of the Warranties, may give rise to a Tax Claim or a Material Adverse Change.

5.4 The Seller shall, on the 7th Business Day before the Completion Date, notify the Buyer of the Estimated Completion Cash, the Estimated Completion Debt, the Estimated Working Capital and Estimated Shareholder Loan.

5.5 Any notice given under clause 5.4 shall be given in good faith, as soon as reasonably practicable after 5.30p.m. on the relevant date and shall be accompanied by a breakdown of the items comprised within each estimate (including in relation to the Estimated Completion Debt, the information relating to Borrowings) and any relevant supporting documentation. The Seller shall provide (and shall ensure that the Company provides) any information in relation to those estimates as the Buyer may from time to time reasonably require.

6. TERMINATION

6.1 If (i) neither Party opts to postpone the Longstop Date in accordance with clause 2.4 or (ii) at the postponed Longstop Date, the Condition Precedent is still not satisfied in accordance with this Agreement, each Party, may at its sole discretion terminate this Agreement by notice in writing to the other Parties.

6.2 The Buyer may terminate this Agreement at any time before Completion by written notice to the Seller if:

(a) there has been a breach by the Seller of any of the Title and Capacity Warranties and/or IP Warranties at any time where the effect of that breach (or the cumulative effect of those breaches if there is more than one breach) is material in the context of the purchase by the Buyer of the Sale Shares;

(b) there has been a breach by the Seller of any of the Warranties given as at the Signing Date (other than the Title and Capacity Warranties and/or IP Warranties), and for the avoidance of doubt such breach having occurred on the Signing Date and the effect of that breach (or the cumulative effect of those breaches if there is more than one) has resulted, or will result, in Losses in the excess of $ [***];

(c) here has been a Material Adverse Change after the Signing Date; or

(d) two or more Key Persons (one of whom must be [***])_are no longer employed by (or have given notice to resign as employees of) the Company;

it being agreed without prejudice to the Buyer’s right of termination under this clause 6, that in the case of an occurrence of any of the events listed in clause 6.2 (a), (b) (c) and (d) the Parties shall, prior to the Buyer exercising any termination right under this clause, for a period of 10 (ten) Business Days following the occurrence of such event or discovery of such breach, discuss in good faith another mutually agreeable solution which avoids termination of the Agreement by the Buyer.

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6.3 If this Agreement is terminated pursuant to clause 6.1 or 6.2, then each Party's further rights, obligations and liabilities under this Agreement shall cease immediately on termination, except for:

(a) each Party’s accrued rights, obligations and liabilities (if any) as at the date of termination, it being understood, for the avoidance of doubt, that a termination by the Buyer under clause 6.2 does not entitle the Buyer to claim damages in respect of any costs or expenses or otherwise incurred in connection with the preparation of and entering into the Transaction under any of the Warranties or otherwise under this Agreement; and

(b) the Surviving Provisions.

Except as stated in this clause 6 or as expressly provided otherwise in this Agreement, no party shall have any right to rescind or terminate this agreement or to treat it as having been repudiated (whether before or after Completion).

7. COMPLETION

7.1 Subject to clause 6, Completion shall take place remotely on the later of:

(a) the 10th (tenth) Business Day after the Condition Precedent in clause 2.1 is satisfied; or

(b) the Longstop Date,

or at such other time and place as the Parties may agree in writing (the “Completion Date”).

7.2 At Completion, the Seller and the Buyer shall comply with their respective obligations set out in Schedule 3.

7.3 If either the Seller or the Buyer (referred to in this clause 7 as the “defaulting party”) does not or is unable to fulfil any of its respective material obligations set out in Schedule 3 at the time when Completion is due to take place under clause 7.1, the other (referred to in this clause 7 as the “non-defaulting party”) may, without prejudice and in addition to any other right or remedy the non-defaulting party may have, by notice to the defaulting party:

(a) postpone Completion for a period not exceeding 20 (twenty) Business Days; or

(b) elect to proceed to Completion, in which case the defaulting party shall be obliged to fulfil those obligations set out in Schedule 3 which the defaulting party is then able to fulfil and to fulfil the remaining obligations on or before any later date specified for the purpose in the notice; or

(c) if having already given notice under clause 7.3(a) and the period of postponement so notified having elapsed without each unfulfilled obligation in question having been fulfilled in all material respects, elect not to complete the sale and purchase of the Sale Shares and the Transferred IP.

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7.4 If Completion is postponed on any occasion under clause 7.3(a), this clause shall apply with respect to each occasion to which it is so postponed.

7.5 If the non-defaulting party elects not to complete the sale and purchase of the Sale Shares and the Transferred IP in accordance with clause 7.3(c), the Parties shall have no further rights or obligations under this Agreement, other than accrued rights and obligations at the time of that election and for those purposes the Surviving Provisions shall remain binding on the Parties in accordance with their terms.

8. COMPLETION ACCOUNTS AND ADJUSTMENT TO THE AMOUNT PAID AT COMPLETION

8.1 The Buyer and the Seller shall comply with their respective obligations under Schedule 8 pursuant to which the Completion Statement is to be prepared and become final and binding on the Parties.

8.2 On the date falling 10 (ten) Business Days after the Completion Statement becomes final and binding on the Parties:

(a) if the amount paid by the Buyer on account of the Purchase Price at Completion exceeds the Purchase Price, then the Seller shall pay the amount of the excess to the Buyer; or

(b) if the amount paid by the Buyer on account of the Purchase Price at Completion is less than the Purchase Price, then the Buyer shall pay the amount of the shortfall to the Seller;

and in both cases, such payments shall be made in accordance with clause 18.

8.3 Notwithstanding any provision of Schedule 8, the agreement or determination of the Completion Cash, the Completion Debt and the Completion Working Capital and any consequential payment made pursuant to clause 8, to the extent not taking into account or fully taking into account any matter then or subsequently giving rise to a Warranty Claim, a Tax Claim or any other claim under this Agreement, shall not prevent the Buyer from asserting that claim, or limit the damages recoverable.

9. BORROWINGS

9.1 The Seller shall ensure that at Completion any amounts owing by the Company to Seller or member of the Seller’s Group, other than the Shareholder Loan, are repaid in full.

9.2 The Seller shall ensure that at Completion there are no amounts owing by the Company by way of Borrowings other than amounts owing to another member of the Seller’s Group or amounts to be repaid pursuant to Clause 9.1.

10. RELEASE OF ASSURANCES / SELLER’S GROUP GUARANTEES

Release of Assurances

10.1 The Seller shall at its own cost execute and deliver all documents, and use all reasonable endeavours to take all other actions as the Buyer may reasonably request from time to time after Completion, in order to effect the release and discharge in full (on a non-recourse basis

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to the Buyer and the Company) of any Assurance given by the Company to any person in respect of any obligation of the Seller or any member of the Seller's Group. Pending each such release and discharge, the Seller shall pay to the Buyer on demand the amount of all Losses incurred by the Buyer and the Company arising directly or indirectly from or in connection with any such Assurance.

Release from Seller’s Group Guarantees

10.2 Buyer shall procure in cooperation with Seller and with effect as of the Completion Date, the full and unconditional release of all relevant members of Sellers' Group from all obligations and liabilities relating to the Seller’s Group Guarantees. To the extent documentation confirming such release has not been obtained on the fifth Business Day prior to the scheduled Completion Date, Buyer agrees to indemnify the relevant member of Seller’s Group from and against all Losses and shall pay to the Seller on demand the amount of all such Losses arising in connection with the Seller’s Group Guarantees from Completion up to the date on which the Seller’s Group are released from the relevant Seller’s Group Guarantee. in an amount equal to the aggregate (actual or contingent) liability of Seller’s' Group under such Seller’s Group Guarantees.

11. WARRANTIES

11.1 The Seller warrants to the Buyer that, save as Disclosed, as at the date of this Agreement and again as at Completion in respect of the Repeated Warranties only, each of the Warranties is true, accurate and not misleading.

11.2 A matter shall be regarded as “Disclosed” for the purposes of this Agreement

(a) If any member of the Buyer Deal Team had actual knowledge of the relevant matter at the Signing Date;

(b) to the extent that accurate information about that matter is contained in the Disclosure Letter or is contained in the Disclosure Documents in such a way and in such sufficient detail to enable a prudent business person (having taken professional advice), to identify the nature and scope of that matter and the Warranties which are to be regarded as qualified by it. The provisions of this clause 11.2 shall prevail over any provision to the contrary in the Disclosure Letter.

11.3 Each of the Warranties is separate and is to be construed independently of, and without reference to qualifications contained in, the other Warranties.

11.4 No matter within the actual, imputed or constructive knowledge of the Buyer or any of its agents or advisers on the date of this Agreement (other than a matter Disclosed) and no matter notified by the Seller to the Buyer after the date of this Agreement or otherwise coming within the actual, imputed or constructive knowledge of the Buyer after the date of this Agreement, shall be regarded as qualifying the Warranties or as being Disclosed. No warranty or representation is made by the Buyer, whether by executing this Agreement or otherwise, as to its (or its agents or advisors’) knowledge of any circumstances entitling it to make a Warranty Claim or a Tax Warranty Claim.

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11.5 The Seller unconditionally and irrevocably waives any rights it may have (in each case whether founded in negligence or otherwise) against the Company, or any director, employee, officer or agent of the Company, on whom the Seller has or may have relied in connection with preparing the Disclosure Letter or agreeing to any terms of this Agreement or any document to be entered into pursuant to it. Nothing in this clause 11.5 shall apply to restrict the ability of the Seller to make any claim against any person for fraud, wilful concealment or wilful misconduct.

11.6 Schedule 7 (in the case of a Warranty Claim and, where specified, a Tax Claim) shall apply to limit or exclude, in accordance with their respective terms, any liability which the Seller might otherwise have in respect of any Warranty Claim or any Tax Claim.

12. OVERTIME PAYMENTS INDEMNITY

The Seller agrees to indemnify, defend, and hold harmless the Buyer from and against, and the Buyer will be entitled to be compensated and reimbursed for, any and all Losses arising directly or indirectly from or in connection with any employees of the Company having due and payable but unsettled claims against the Company under German law for overtime work (Leistung von Überstunden) performed during the period, up to the Completion Date and such employees actually claiming payment for such overtime work from the Company, including the amount of all Losses arising from or in connection with the settlement of any claim or the enforcement of any settlement or judgment given in relation to the aforesaid matter or in relation to the enforcement of this clause 12.

13. INTELLECTUAL PROPERTY INDEMNITIES

13.1 The Seller agrees to indemnify, defend, and hold harmless the Buyer, all members of the Buyer’s Group (including, for the avoidance of doubt, the Company), and their respective successors, and assigns (collectively, the “Buyer Indemnified Parties”) from and against, and such Buyer Indemnified Parties will be entitled to be compensated and reimbursed for, any and all Losses resulting from any claim brought by a third party (such claim, a “Third Party IP Claim”) to the extent arising from:

(a) any breach of any IP Warranties given by the Seller with respect to the Assigned Rights and/or the Transferred IP in this Agreement;

(b) the use or other exploitation of any of the Assigned Rights and/or Transferred IP on or prior to the Completion Date; and

(c) the use or other exploitation of any Assigned Rights pursuant to any licence granted to the Seller under the IP Assignment and Licence Agreement.

13.2 The Buyer agrees to indemnify, defend, and hold harmless the Seller, all members of the Seller’s Group and their successors, and assigns (collectively, the “Seller Indemnified Parties”) from and against, and such Seller Indemnified Parties will be entitled to be compensated and reimbursed for, any and all Losses resulting from any Third Party IP Claim to the extent arising from the use or other exploitation of the Assigned Rights and/or the Transferred IP by the Buyer after the Completion Date, except to the extent that the Seller is obligated to indemnify the Buyer pursuant to clause 13.1, or such Third Party IP Claim otherwise results from the breach of any Transaction Document by the Seller.

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13.3 Third Party IP Claims

(a) A Party that intends to claim indemnification under this clause 13 (the “Indemnitee”) shall as soon as reasonably practicable notify the other Party in writing of any Third Party IP Claim (including, if requested by the Indemnitor, a copy of any related complaint, summons, notice or other instrument, (save where to do so would result in a breach of any obligation of confidentiality or the loss of legal professional privilege)) for which such Indemnitee intends to base a request for indemnification under this clause 13; provided, that failure to give such notification shall not affect the indemnification except to the extent the Party giving the relevant indemnity (the “Indemnitor”) has been actually prejudiced as a result of such failure.

(b) The Indemnitee shall keep the Indemnitor reasonably informed on the progress of the Third Party IP Claim and of any material developments in relation to the Third Party IP Claim.

(c) The Indemnitee shall take reasonable account of the views of the Indemnitor before taking action in relation to the same.

(d) The Indemnitee shall not admit liability in relation to, nor cease to defend, settle or compromise and Third Party IP Claim, without consulting the Indemnitor, it being noted that the Indemnitee shall not require the Indemnitor’s prior written consent to take any such action.

13.4 Limitation on liability

(a) The liability of the Seller under this Clause 13 shall fall under and be governed by paragraph 1.3 of Schedule 7 of this Agreement and shall therefore, together with all other claims within the scope of Schedule 7, paragraph 1.3, not exceed $ [***].

(b) Any claims by the Buyer under Clauses 13.1(a) and (b) shall become time-barred upon the expiration of a period of [***]s after Completion, unless such claim has been notified to the Seller in accordance with paragraph 2 of Schedule 7 of this Agreement. For the avoidance of doubt, no time bar shall apply to any claims by the Buyer under Clause 13.1(c).

(c) The liability of the Buyer under this clause 0 shall not exceed $ [***].

14. BUYER WARRANTIES AND UNDERTAKINGS

14.1 Buyer Warranties

The Buyer warrants to the Seller that:

(a) it is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation;

(b) it has, and at Completion will have, the legal right, full power and, subject to satisfaction of the Condition Precedent, authority and all necessary consents and authorisations to

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enter into and to perform its obligations under this agreement and each other Transaction Document to which it is or will be party;

(c) this Agreement and each other Transaction Document to which it is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on the Buyer in accordance with their respective terms (assuming that each such Transaction Document has been properly executed by the other parties to it and that their entry into it has been duly authorised);

(d) the entry into and performance of its obligations under this Agreement and each other Transaction Document by the Buyer will not:

(i) conflict with or breach any provision of its constitutional documents;

(ii) breach any agreement or instrument to which it is a party or by which it is bound and which is material in the context of any of the transactions contemplated under the Transaction Documents;

(iii) conflict with or breach any applicable law or any requirement of any authority to which it is subject or submits which is material in the context of any of the transactions contemplated under the Transaction Documents; or

(iv) save as detailed in the Condition Precedent, require the consent, approval or authorisation of any authority or other entity, body or person;

(e) it is acquiring the Sale Shares for itself and not wholly or partly as agent or broker for any other person;

(f) there are no, and at Completion will not be any, agreements, arrangements or understandings (whether or not of a legally binding nature) for any of the Sale Shares or any interest in any of them to be sold, transferred or otherwise disposed of to, or held for the benefit of, any person other than the Buyer;

(g) it will at Completion have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to pay the Purchase Price on Completion and to repay the remaining balance of the Shareholder Loan immediately post-Completion; and

(h) it is the entity of the Buyer’s Group into which the Buyer Group’s investor funding flows.

14.2 No rights against persons other than the Seller

The Buyer undertakes to the Seller that (save in the case of fraud or as expressly provided for in the Transaction Documents), as at the Signing Date it has no rights against the Seller’s Group in connection with the transactions contemplated by the Transaction Documents (except as may be expressly agreed between the Buyer and the Seller).

15. TAXATION

15.1 The provisions of Schedule 5 shall apply with effect from the date of this Agreement save that the provisions in Part 3 of Schedule 5 shall apply with effect from Completion.

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15.2 The Disclosure Letter shall not qualify the Tax Covenant or otherwise limit the liability of the Seller in respect of any claim brought by the Buyer under the Tax Covenant.

16. PROTECTION OF THE INTERESTS OF THE BUYER

16.1 For the purposes of this clause 16, the following words and expressions shall have the following meanings:

“Key Employee” means:

(a) [***]

(b) [***];

(c) [***];

(d) [***];

(e) [***];

(f) [***];

(g) [***]; and

(h) [***].

“Supplier” means any supplier of goods or services to the Company at any time during the period of 12 (twelve) months ending on the Completion Date.

16.2 The Seller acknowledges that the Buyer is buying the Sale Shares in accordance with the terms of this Agreement and that the Buyer is therefore entitled to protect the goodwill of the Company. Accordingly, the Seller undertakes to the Buyer that it shall not, and shall procure that no member of the Seller’s Group shall, directly or indirectly, alone or jointly with any other person:

(a) for a period of 36 (thirty-six) months from the Completion Date, carry on or be engaged, interested or concerned in any Competing Business, whereas “Competing Business” shall be defined as the provision of CDMO Services.; for the avoidance of doubt, nothing in this clause 16.2(a) shall restrict the Seller or any member of the Seller’s Group to continue to be and/or become a customer of any third party CDMO Services provider at any time;

(b) for a period of 24 (twenty-four) months from the Completion Date employ or engage the services of any Key Employee; or

(c) for a period of 24 (twenty-four) months from the Completion Date, and to the detriment of the Company, induce or endeavour to induce any Supplier to cease to supply, or to restrict or adversely to vary the terms of supply to the Company;

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(d) for a period of 24 (twenty-four) months from the Completion Date, induce, or endeavour to induce, any Key Employee to leave his or her position, whether or not that person would commit a breach of his or her contract by so leaving.

16.3 Nothing in clause 16.2 shall prohibit the Seller or any member of the Seller’s Group from holding any interest in any securities listed or dealt in on any securities exchange or market if the Seller and any member of the Seller's Group are together interested in securities which amount to less than 3 (three) per cent of the issued securities of that class and which in all circumstances carry less than 3 (three) per cent of the voting rights (if any) attaching to the issued securities of that class, and if neither the Seller nor any member of the Seller's Group is involved in the management of the business of the issuer of the securities or any subsidiary undertaking of that issuer except by virtue of the exercise of any voting rights attaching to the securities.

16.4 The Seller shall provide reasonable assistance to the Buyer and/or the Company to retain the Key Employees, and with respect to Key Employees [***] provide such assistance on a best efforts basis, it being understood, for the avoidance of doubt, that the Seller shall, subject to clause 16.2, have no liability under this Agreement in respect of any Key Employees not being able to be retained by the Buyer and/or the Company.

16.5 The Seller shall not at any time after the Completion Date present itself or permit itself to be presented as in any way connected with the Company or interested in any of the Sale Shares, other than in relation to references to being the former shareholder of the Company and to receiving, via the Buyer as service provider, CDMO Services from the Company under the Transition Services Agreement.

16.6 The Seller shall ensure that no member of the Seller's Group takes or omits to take any action which, if taken or omitted by the Seller, would constitute a breach of clause 16.2, 16.4 or 16.5.

16.7 Since the Seller has confidential information relating to the Company and a detailed awareness of the Company’s supplier connections, and since the Purchase Price has been calculated on the basis that the Seller would assume the obligations set out in this clause 16, the Parties acknowledge that each of those obligations is reasonable as to subject matter, area and duration and is necessary to protect the Buyer's legitimate interest in the goodwill of the Company.

16.8 Without prejudice to any other remedy which may be available to the Buyer, the Parties agree that the Buyer shall be entitled to seek injunctive or other equitable relief in relation to any breach of clauses 16.2, 16.4, 16.5 and 16.6, it being acknowledged that an award of damages might not be an adequate remedy if there is such a breach.

16.9 The Seller and the Buyer each acknowledge that it has entered into this Agreement on an arm's length basis and that it has taken independent legal advice in so doing.

17. SELLER’S GUARANTOR

17.1 The Seller’s Guarantor guarantees to the Buyer the due and punctual performance, observance and discharge by the Seller of all the Guaranteed Obligations if and when they become performable or due under the Transaction Documents.

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17.2 If the Seller defaults in the payment when due of any amount that is a Guaranteed Obligation the Seller’s Guarantor shall, as soon as reasonably practicable, pay that amount to the Buyer in the manner prescribed by this agreement (or (as the case may be) the Transaction Documents, as if it were the Seller.

17.3 The liability of the Seller’s Guarantor under the guarantee in this clause 17 shall not be reduced, discharged or otherwise adversely affected by:

(a) any act, omission, matter or thing which would have discharged or affected the liability of the Seller’s Guarantor had it been a principal obligor instead of a guarantor or indemnifier; or

(b) anything done or omitted by any person which, but for this provision, might operate or exonerate or discharge the Seller’s Guarantor or otherwise reduce or extinguish its liability under the guarantee in this clause 17.

17.4 The Seller’s Guarantor waives any right it may have to require the Buyer (or any trustee or agent on its behalf) to proceed against or enforce any other right or claim for payment against any person before claiming from the Seller’s Guarantor under this clause 17.

17.5 Until all amounts which may be or become payable by the Seller under the Transaction Documents have been irrevocably paid in full, and unless the Buyer otherwise directs in writing, the Seller’s Guarantor shall not exercise any security or other rights it may have by reason of performing its obligations under clause 17, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise.

17.6 The guarantee in this clause 17 shall be in addition to and independent of all other security which the Buyer may hold from time to time in respect of the discharge and performance of the Guaranteed Obligations.

18. PAYMENTS

18.1 Payments to be made to the Seller under this Agreement shall be made in US dollars by electronic transfer of immediately available funds to any bank account of the Seller to which the Seller gives the Buyer at least three prior Business Days' written notice from time to time.

18.2 Payments to be made to the Buyer under this Agreement shall be made in US dollars by electronic transfer of immediately available funds to any bank account of the Buyer of which the Buyer gives the Seller at least three prior Business Days' written notice from time to time.

18.3 Payment of any sum in accordance with clause 18.1 or clause 18.2 will discharge the obligations of the paying party to pay the sum in question and the paying party shall not be concerned to see the application of the monies so paid.

18.4 If:

(a) any deduction or withholding is required by law to be made from any sum payable to the Buyer under this Agreement, the Seller shall be obliged to pay such increased sum as will, after the deduction or withholding has been made, leave the Buyer with the

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same amount as it would have been entitled to receive in the absence of such requirement to make a deduction or withholding; and

(b) any sum paid or payable to the Buyer under this Agreement (“Original Sum”) is or will be chargeable to Tax, the Seller shall be obliged to pay on demand such additional sum to the Buyer as will ensure that, after payment of the Tax, the Buyer is left with an amount equal to the Original Sum, and for these purposes a sum shall be regarded as chargeable to Tax in circumstances where it would have been chargeable to Tax but for some Relief available to the Buyer.

18.5 Subject to clause 18.6, any amounts which are or may become payable by any Party under to this Agreement, shall (unless expressly agreed otherwise between the Parties) be payable in US Dollars, as calculated based on the Exchange Rate on the first Business Day prior to the date on which the relevant amount is or becomes payable.

18.6 For the purpose of the Completion Accounts, the Exchange Rate shall be calculated on the first Business Day prior to Completion.

18.7 All payments or other consideration payable or provided under, or pursuant to, this Agreement or the IP Assignment and Licence Agreement are exclusive of VAT and an amount equal to any VAT chargeable in accordance with applicable law in respect of any supply made under, or pursuant to, this Agreement or the IP Assignment and Licence Agreement is payable at the applicable rate, subject to receipt of a valid VAT invoice in respect of such supply, by the Party receiving the supply to the Party making the supply, in addition to the payment or other consideration for such supply and at the same time as the payment or other consideration for such supply is payable or provided.

19. FURTHER SELLER ASSURANCE

The Seller shall ensure that all books, records and other information relating to the Company or its business which are owned by the Seller or any other member of the Seller's Group are retained for a period of 7 (seven) years starting on the Completion Date, and that during that period, the Buyer is promptly provided upon request with access to those books, records and information during normal working hours and on reasonable prior notice and is permitted at the Buyer's reasonable expense to make copies of them, in each case subject any restrictions under mandatory laws.

20. FURTHER BUYER OBLIGATIONS

20.1 For a period of 12 (twelve) months following Completion, the Buyer shall procure that the Company, at all times during that period, equipped with sufficient financial funds to allow the Company to operate as a going concern and such that the Company does not become insolvent in accordance with the German Insolvency Act (Insolvenzordnung).

20.2 Subject to clause 20.3, the Buyer shall not use, and shall procure that the Buyer Group shall not use, at any time after Completion, directly or indirectly, any company or trading name, domain name, logo or trade or service mark (whether registered or unregistered) which includes the word “Freeline” or any word which is confusingly similar.

20.3 Within 90 (ninety) Business Days of the Completion Date, the Buyer shall procure that:

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(a) all references to the Seller’s Group Names and Marks and any other wording or signs that suggest any continued association with the Seller’s Group are removed from all assets owned or used by the Company (including products, packaging, marketing materials, business stationery, vehicles and premises); and

(b) the Company changes its name to remove the word “Freeline Therapeutics”.

21. ASSIGNMENT

21.1 This Agreement shall be binding on and enure for the benefit of the successors and permitted assignees of the Parties.

21.2 Except as provided in clause 21.3, no Party may assign or otherwise dispose of any rights under this Agreement, at law or in equity, including by way of declaration of trust. Any purported assignment in breach of this clause shall be void and confer no rights on the purported assignee.

21.3 The Buyer may assign or encumber all or any of its rights under this Agreement to its lenders by way of security for financing purposes and to any member of the Buyer's Group, provided that any such member of the Buyer's Group shall cease to be entitled to exercise those rights, and shall reassign those rights to the Buyer, on ceasing to be a member of the Buyer's Group, and provided also that the liability of the Seller to any such assignee shall not be greater than its liability to the Buyer if that assignment had not occurred and all the rights, benefits and protections afforded to the Seller shall continue to apply for the benefit of the Seller as against the assignee as they would have applied as against the Buyer.

21.4 If there is any such assignment, references to the Buyer (other than in this clause) shall be construed as references to the holder, at any relevant time, of the Buyer's rights under this Agreement.

21.5 The Buyer shall, as soon as reasonably practicable, give notice of any assignment of rights under this Agreement to the Seller.

22. ANNOUNCEMENTS

22.1 No Party may make or permit any other person to make any press release or other public announcement about this Agreement or the transactions contemplated by it.

22.2 Clause 22.1 shall not apply to:

(a) any such announcement with the prior written consent of the other Party, such Consent to not be unreasonably withheld;

(b) any such announcement which is consistent in all material respects with the announcement regarding the Transaction as in Agreed Form between the Parties (“Agreed Form Announcement”);

(c) any press release or other public announcement which is required by any law, judgment, authority or securities exchange; provided that, in each case such announcement or disclosure only contains content which is so required and (unless

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such consultation is prohibited) after consultation (so far as reasonably practicable) as to the timing and content of such announcement or disclosure of the other Party;

(d) any other public announcement of the acquisition of the Sale Shares made by the Buyer or a member of the Buyer's Group, including any announcement to the customers or suppliers of (a) the Company or (b) any other member of the Buyer's Group, which contains no material information relating to this Agreement and the transactions contemplated by it that is not in the Agreed Form Press Release.

23. CONFIDENTIALITY

23.1 “Confidential Information” means:

(a) all information disclosed or made available to the Receiving Party (as defined below) by or on behalf of the Disclosing Party (as defined below) in connection with this Agreement and any agreement, document or arrangement entered into in connection with this Agreement, including the Transition Services Agreement and IP Assignment and Licence Agreement, including the negotiation thereof;

(b) (to the extent obtained as a result of or in connection with entering into, or fulfilling obligations under, this Agreement) information relating to the other Party or any member of the other Party's Group;

(c) all information relating to the Assigned Rights and the Company and its business, including the details of the Company’s suppliers, customers, products, services, employees, experience, business plans and actual or potential litigation; and

(d) all memoranda, notes, analyses, compilations, studies, and other materials prepared by or for the Receiving Party to the extent containing or reflecting the information in the preceding clause (a), (b) or (c), provided that:

(i) any and all information described in sub-clause (c), above, shall be deemed to be the Confidential Information of the Buyer;

(ii) all Freeline Arising IP (as such term is defined under the Transition Services Agreement) shall be deemed to be the Confidential Information of the Seller, and all Ascend Arising IP (as such term is defined under the Transition Services Agreement) shall be deemed to be the Confidential Information of the Buyer; and

(iii) the terms of any Transaction Document shall be deemed to be the Confidential Information of both Parties.

23.2 All Confidential Information provided by one Party (or any member of its Group) (collectively, the “Disclosing Party”) to the other Party (or any member of such other Party’s Group) (collectively, the “Receiving Party”) shall be subject to and treated in accordance with the terms of this clause 23.

23.3 The Receiving Party shall treat, and shall cause all members of its Group, to treat, Disclosing Party’s Confidential Information as confidential, using the same degree of care as Receiving

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Party normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care. The Receiving Party shall promptly notify the Disclosing Party upon discovery of any unauthorized use or unauthorized disclosure of the Disclosing Party’s Confidential Information.

23.4 Notwithstanding the foregoing, the confidentiality obligations of this clause 23 shall not include that portion of Disclosing Party’s Confidential Information that:

(a) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party unless such Confidential Information is so available due to the unauthorized actions of the Receiving Party;

(b) became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of this Agreement; or

(c) is subsequently disclosed to the Receiving Party on a non-confidential basis by a third party without obligations of confidentiality with respect thereto.

23.5 The Receiving Party may disclose Confidential Information of the Disclosing Party if and to the extent such disclosure is necessary in the following instances:

(a) if and to the extent included in the press release or other public announcement referred to in clause 22.2(c);

(b) if disclosed to or used by that Party's insurers, professional advisers, auditors or bankers (at any relevant time); any other member of that Party's Group; or the insurers, professional advisers, auditors or bankers (at any relevant time) of any other member of that Party's Group;

(c) if and to the extent required for the purpose of any legal (including arbitration and regulatory) proceedings arising out of this Agreement or any other agreement, document or arrangement entered into in connection with this Agreement; complying with:

(i) court orders or applicable laws (other than securities laws); or

(ii) applicable securities laws, or rules of any recognized stock exchange on which the Receiving Party’s securities are traded (specifically including the recommendations and requests from the U.S. Securities and Exchange Commission), provided in the event the Receiving Party is required to make a disclosure of the Disclosing Party’s Confidential Information pursuant to this clause 23.5(c), it will, except where impracticable, (A) give reasonable advance notice to the Disclosing Party of such disclosure, (B) use efforts to secure confidential treatment of such information at least as diligent as the Receiving Party would use to protect its own confidential information, and (C) in the case of disclosures under (A) above, reasonably cooperate with the Disclosing Party,

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at the Disclosing Party’s reasonable request and expense, to prevent or limit disclosure of such Confidential Information;

(d) in respect to disclosure by the Buyer or a member of the Buyer’s Group only, disclosure to actual or potential licensees, sublicensees, subcontractors, investors, acquirors, or other third parties in connection with an actual or potential investment, acquisition, license or collaboration, or as otherwise required to perform its activities under the Transition Services Agreement;

(e) disclosure to a Taxing Authority in connection with the Tax affairs or a reporting obligation of the Disclosing Party; or

(f) in respect to disclosure by the Seller only, disclosure of the rights licensed to the Seller under the Back-License (as such term is defined in the IP Assignment and License Agreement) or the rights granted to the Seller under Section 7.4(b) (Licence Grant) of the Transition Services Agreement, in each case, solely to (i) sublicensees who have been appointed under, and in accordance with, the terms of the IP Assignment and License Agreement or Transition Services Agreement, as applicable (with respect to the Back-License) or Transition Services Agreement (with respect to the license granted under Section 7.4(b) of the Transition Services Agreement) and/or (ii) service providers solely to the extent necessary to allow such service providers to act on behalf of the Seller or such sublicensees.

23.6 Each Party shall ensure that any person to whom confidential information is disclosed pursuant to clause 23.5(b), 23.5(d) or 23.5(f) is made aware of the obligations of confidentiality contained in this clause and is under a confidentiality obligation at least as onerous as those set out in this clause 23.

24. COSTS

24.1 Unless otherwise expressly provided for in this Agreement, each Party shall bear its own costs and expenses in connection with the preparation, negotiation, execution and performance of this Agreement and the documents referred to in it.

24.2 All transfer taxes (Verkehrssteuern), stamp duties, fees (including notarial fees), registration duties or other charges related to any regulatory requirements (including the FDI filing) and other charges and costs payable in connection with the implementation of the transactions contemplated hereby shall be borne by the Buyer. For the avoidance of doubt, income taxes of the Seller payable in connection with the implementation of the transactions contemplated hereby shall be borne by the Seller.

25. NOTICES

25.1 Any notice, consent or other communication given under this Agreement shall be in writing and in English and shall be delivered by hand or sent by prepaid recorded or special delivery post (or prepaid international recorded airmail if sent internationally), or sent by email, in each case in accordance with the details set out below:

(a) if delivered by hand or if send by pre-paid recorded delivery post (or pre-paid international recorded airmail if sent internationally):

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(i) to the Buyer:

For the attention of: [***]

At: [***]

with a copy (which shall not constitute notice) to [***].

(ii) to the Seller or Seller’s Guarantor:

For the attention of: [***]

At: [***]

with a copy (which shall not constitute notice) to [***].

(b) if sent by email:

(i) to the Buyer at [***]; and/or

(ii) to the Seller or Seller’s Guarantor, at [***].

25.2 The Parties may from time to time notify each other of any other person or address for the receipt of notices or copy notices. Any such change shall take effect five Business Days after notice of the change is received or (if later) on the date (if any) specified in the notice as the date on which the change is to take place.

25.3 A notice is deemed to have been received:

(a) if delivered by hand, at the time the notice is left at the proper address;

(b) if sent by pre-paid recorded delivery post (or pre-paid international recorded airmail if sent internationally), on the second Business Day after posting; or

(c) if sent by email, at the earlier of the time at which a delivery receipt is generated automatically by the recipient’s email server or 24 hours after transmission,

unless such deemed receipt would occur outside business hours (meaning 9.00 a.m. to 5.30 p.m. Monday to Friday on a day that is not a public holiday in the place of receipt), in which case receipt will occur when business hours resume in the place of receipt.

25.4 The provisions of this clause 25 shall not apply in relation to the service of process in any legal proceedings arising out of or in connection with this Agreement.

26. THIRD PARTY RIGHTS

26.1 The Company and its directors, employees, officers and agents may rely upon and enforce the terms of clause 11.5 and any person to whom the Buyer may assign rights pursuant to clause 21 may rely upon and enforce those rights.

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26.2 The terms and rights referred to in clause 26.1 may be enforced by the third parties referred to in that clause only with the prior written consent of the Buyer.

26.3 Notwithstanding any other provision of this Agreement, the Seller and the Buyer may by agreement in writing remove or vary any of the provisions of this Agreement without the consent of any third party, and accordingly section 2(1) Contracts (Rights of Third Parties) Act 1999 shall not apply.

26.4 No third party may enforce any term of this Agreement unless it has first (and as a pre-condition of commencing any legal proceedings in relation to such enforcement) confirmed in writing to each of the Parties to this Agreement that in doing so, it agrees to be bound by the terms of clause 33.

26.5 Except as otherwise stated in this Agreement, a person who is not a party to this Agreement shall have no right pursuant to the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Agreement. This clause shall not affect any right or remedy of a third party which exists or is available apart from that Act.

27. WAIVER

27.1 No delay, failure or omission (in whole or part) in enforcing, exercising or pursuing any right, power, privilege, claim or remedy conferred by or arising under this Agreement or by law shall be deemed to be, or be construed as, a waiver of that or any other right, power, privilege, claim or remedy, or operate so as to bar the enforcement, exercise or pursuance of that or any other right, power, privilege, claim or remedy, in any other instance at any other time.

28. SEVERANCE

28.1 If any provision of this Agreement is found by any court or administrative or regulatory body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect.

28.2 If any provision of this Agreement is so found to be invalid or unenforceable, but would be valid or enforceable if some part of the provision were deleted, restricted or limited in a particular manner, the provision in question shall apply with such deletions, restrictions or limitations as may be necessary to make it valid.

29. CUMULATIVE RIGHTS

The rights and remedies provided by this Agreement are cumulative and (except as otherwise provided in this Agreement) are not exclusive of any rights or remedies provided by law.

30. NO MERGER

The provisions of this Agreement shall remain in full force and effect notwithstanding Completion.

31. COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which shall be an original, but all of which together shall

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constitute one and the same instrument. This Agreement shall not be effective until each of the Parties has executed at least one counterpart.

32. ENTIRE AGREEMENT AND FRAUD

32.1 This Agreement and the documents referred to in it together constitute the entire agreement and understanding of the Parties relating to the transactions contemplated by this Agreement and those documents, and supersede any previous agreement between any of the Parties relating to the subject matter of this Agreement and those documents, which shall cease to have any further effect.

32.2 Each Party acknowledges that it has not relied on, or been induced to enter into any Transaction Document by, any representation given by any Pre-Contractual Statement given by any person (whether a party to this Agreement or not) that is not incorporated in any Transaction Document.

32.3 No Party shall be liable to the other in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way for any Pre‑Contractual Statement that is not set out in this agreement or any other Transaction Document.

32.4 Nothing in this Agreement shall limit or exclude the liability of any Party for the fraud of that Party or any of its directors, employees, officers, agents or advisers.

33. APPLICABLE LAW AND JURISDICTION

33.1 The validity, construction and performance of this Agreement and any claim, dispute or matter (whether contractual or non-contractual) arising under or in connection with this Agreement or its enforceability shall be governed by and construed in accordance with the law of England, except for the transfer in rem of the Sale Shares under the German Share Transfer Deed which is mandatorily governed by the laws of Germany.

33.2 Each Party irrevocably submits to the exclusive jurisdiction of the courts of England over any claim, dispute or matter arising under or in connection with this Agreement or its enforceability or the legal relationships established by this Agreement (including non-contractual disputes or claims) and waives any objection to proceedings being brought in such courts on the grounds of venue or on the grounds that proceedings have been brought in an inconvenient forum. Each Party further irrevocably agrees that a judgment in any proceedings brought in the courts of England shall be conclusive and binding upon each Party and may be enforced in the courts of any other jurisdiction.

33.3 Nothing in this Agreement shall affect the right to serve process in any manner permitted by law.

THIS AGREEMENT has been executed by or on behalf of the Parties on the date at the top of page 1.

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BUYER

SIGNED by a director on behalf of ASCEND GENE AND CELL THERAPIES LTD	) ) )	Signature /s/ Tim Funnell Print Name Tim Funnell

SELLER

SIGNED by a director on behalf of FREELINE THERAPEUTICS LIMITED	) ) )	Signature /s/ Michael J. Parini Print Name Michael J. Parini

SELLER’S GUARANTOR

SIGNED by a signatory, a director on behalf of FREELINE THERAPEUTICS HOLDINGS PLC	) ) )	Signature /s/ Michael J. Parini Print Name Michael J. Parini

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